June 28, 2019

By EDGAR

Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Edward M. Kelly, Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Enviva Partners, LP

Registration Statement on Form S-3

File No. 333-232247

Ladies and Gentlemen:

On behalf of Enviva Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 5:00 p.m. (Washington, D.C. time) on July 2, 2019, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time. As requested by the staff of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Partnership may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please call E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

(Signature Page Follows)

Very truly yours,

Enviva Partners, LP

By:	Enviva Partners GP, LLC,
its general partner

By:	/s/ Jason E. Paral
Name:	Jason E. Paral
Title:	Vice President, Associate General Counsel and Secretary